UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statements on Form F-3 (File Nos. 333-213649 and 333-226006).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Except as otherwise required by the context, references to (i) “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries, (ii) “ACTech” are to ACTech Holding GmbH and its subsidiaries, which we acquired in 2017, (iii) “Engimplan” are to Engimplan Engenharia De Implante Indústria E Comércio Ltda., in which we acquired a controlling interest in 2019 and in which we acquired the remaining interest in 2020, making us Engimplan’s sole shareholder (through our Brazilian subsidiary), and (iv) “RS Print” are to RSPrint NV, a joint venture we established in 2014 and in which we acquired the remaining interest in 2020, together with substantially all of the assets of RS Scan International NV, or RS Scan, making us RS Print’s sole shareholder.

All references in this Report on Form 6-K to “U.S. dollars” or “$” are to the legal currency of the United States and all references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

The following discussion and analysis should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission, or the SEC, on April 30, 2021 (the “2020 Form 20-F”), including the information set forth therein under “Item 3. Key Information—A. Selected Financial Data,” “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and accompanying notes as of and for the years ended December 31, 2020, 2019 and 2018 included elsewhere therein, as well as with our unaudited condensed consolidated interim financial statements and accompanying notes as of March 31, 2021 and for the three month periods ended March 31, 2021 and 2020 filed as Exhibit 99.1 to this Report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in forward-looking statements. Factors that could cause or contribute to such differences include, without limitation, those discussed in the 2020 Form 20-F in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Special Note Regarding Forward-Looking Information” and “Item 4. Information on the Company—B. Business Overview” and elsewhere in this Report on Form 6-K.

A.	Operating Results

Overview

Company Overview

We are a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services. With our knowledge, products and services, we empower our customers’ use of additive manufacturing technology, in general, and we enable certain specific and significant applications of additive manufacturing, in particular. In both instances, we seek to empower the choice for sustainability through the use of additive manufacturing.

The customers of our general software tools and 3D printing services are active in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. The significant additive manufacturing applications that we are more deeply and more directly involved in currently include applications for cranio maxillo facial, eyewear, footwear and measurement fixtures.

We operate in three principal market segments, which we refer to as Materialise Software, Materialise Medical and Materialise Manufacturing.

Seasonality

End markets such as healthcare, automotive, aerospace and consumer products may experience some seasonality. While the historical impact of seasonality on the revenue of our Materialise Medical and Materialise Manufacturing segments has not been material, the project related nature of our ACTech business, may make our Materialise Manufacturing segment more susceptible to fluctuations, although not necessarily in a seasonal pattern. Historically, the revenue of our Materialise Software segment has been greater in the fourth quarter, as compared to the revenue of each of the other quarters. A number of our customers make their initial software purchase in the fourth quarter prior to the end of their annual budget cycle and tend to renew, extend or broaden the scope of their licenses on the anniversary date of their first purchase. In addition, we have in the past often brought new releases on the market in the third quarter of the calendar year, which may also have an impact on sales in the subsequent quarter.

Growth Strategy

We believe that our existing products, such as our Magics Software Platform, our Mimics Innovation Suite and our metal 3D printing business, have significant potential to continue to grow, as the use of 3D printing in general continues to grow. In addition, in each of our segments we are currently active in key new business areas that we believe will further accelerate our longer term growth.

In our Materialise Software segment, we intend to accelerate the market penetration of our software offering (i) by expanding our product portfolio with innovative solutions that focus on volume production, including manufacturing execution systems, or MES, and automated workflows for additive manufacturing and (ii) by offering our customers cloud-based access to our integrated software platform. Our development of a cloud-based software platform may affect our revenue levels in the near term, but we believe it will ensure the continued strength of our business model going forward. Further, in order to be able to meet the demands that are associated with volume production, including mass customization, and to accelerate the development and roll out of our cloud-based software platform, where software as a service (SaaS), big data technologies, and machine learning will be key drivers, we intend to continue to invest significantly in both research and development. As part of this growth strategy, we recently acquired an option to purchase Link3D Inc., an additive workflow and MES company. See “—Recent Developments” below.

In our Materialise Medical segment, we believe that the growing trend of personalized patient care will boost the demand for digital planning tools as well as for customized medical devices. In response to that trend, we intend to continue to increase the penetration of our existing software products in the hospitals’ point-of-care market and to expand our portfolio of planning tools into new areas such as cardiovascular and pulmonology. We also intend to continue to develop and grow the sales of our personalized medical device portfolio, both directly and indirectly and in existing as well as in new markets, including in particular in the CMF market.

In our Materialise Manufacturing segment, we believe that there is significant growth potential in the markets for additive manufacturing of end products. We therefore intend to continue to invest in the expansion and creation of certified 3D manufacturing environments that meet the high standards of the specialized segments of the industrial market, including the aerospace market. More particularly, we believe that our growth initiatives in the wearables market that have been incubated within Materialise Manufacturing may drive growth in the coming years. In the eyewear market, we are investing in the introduction of advanced front-end digital technologies, such as virtual try on and fitting solutions (including in collaboration with Ditto), as well as in back-end production facilities for the production of 3D printed eyewear, including customized frames. In the footwear market, we will continue to invest in the development and commercial roll out of the pressure plate technology and related applications that we acquired from RS Scan and in the worldwide commercialization of our Phits customized 3D printed insoles, in collaboration with our former joint venture partner, Superfeet.

Importantly, our applications and solutions focus on empowering our customers’ and partners’ choice for sustainability. In the applications that we support, additive manufacturing has the potential to not only replace traditional manufacturing technologies, but also enable the digitization of customer journeys and supply chains, to localize manufacturing, to reduce inventories and the use of raw materials and to make end customers’ solutions more durable through personalization. We believe that this focus on the choice for sustainability will position us for long term sustainable growth, even if this may imply that we forego short term growth opportunities that do not fit this vision.

Our growth strategies for both our existing and new businesses and for each of our three market segments are based on our medium and long term expectations for these businesses and segments. In the short term, we expect both the 3D printing industry in general and our business will continue to be impacted by the current coronavirus pandemic. For more information, see “D. Trend Information” in this Report on Form 6-K.

Recent Developments

Link3D

On April 9, 2021, we entered into a call option agreement to acquire 100% of the equity interests of Link3D Inc., an additive workflow and manufacturing execution systems (MES) company. The option agreement entitles us to acquire all of Link3D’s outstanding equity interests for an aggregate purchase price of $33.5 million, subject to certain adjustments. In addition, we have agreed to provide certain debt financing to Link3D. We expect to exercise the option before the end of 2021. However, the acquisition is subject to a number of customary closing conditions and there can be no assurances as to whether or when it may be completed. For more information, see Note 18 to unaudited condensed consolidated interim financial statements filed as Exhibit 99.1 to this Report on Form 6-K.

On June 1, 2021, we entered into a settlement agreement with Osteoplastics, LLC in connection with the patent infringement lawsuit filed by Osteoplastics, LLC on March 20, 2020, as described on page 6 of our Annual Report on Form 20-F for the year ended December 31, 2020. Pursuant to the settlement agreement, we agreed to file documents seeking to withdraw or terminate all petitions for review (the “IPR Procedure”) of seven asserted patents owned by Osteoplastics, LLC with the Patent Trial and Appeal Board of the United States Patent and Trademark Office (the “PTAB”). On June 3, 2021, we filed a Motion to Dismiss with the PTAB regarding the IPR Procedure, and in a decision dated June 4, 2020, the PTAB granted our Motion to Dismiss.

Key Income Statement Items

Revenue

Revenue is generated primarily by the sale of our software and 3D printed and complex manufactured products and services.

In our Materialise Software segment, we generate revenues from software licenses, maintenance contracts and custom software development services and sales of Materialise Controller.

In our Materialise Medical segment, we generate revenue through the sale of medical devices that we print or manufacture for our customers and from the sale of licenses on our medical software packages, software maintenance contracts and custom software development and engineering services.

In our Materialise Manufacturing segment, we generate most of our revenue through the sale of parts that we print or produce for our customers.

Software. Software revenue is comprised of perpetual and time-based licenses, maintenance revenue and software development service fees. Our software products are mainly licensed pursuant to one of two payment structures: (i) perpetual licenses, for which the customer pays an initial fee for a perpetual license and subsequently pays fees for maintenance under separate maintenance contracts, generally on an annual basis, or (ii) time-based licenses (generally annual licenses), for which the customer pays equal periodic fees to keep the license active. Perpetual licenses require the payment of fees for maintenance, technical support and product updates. Time-based licenses entitle the customer to corrective maintenance and product updates without additional charge. We generally recognize revenue from our time-based licenses and our maintenance revenue ratably on a straight-line basis over the term of the applicable license or maintenance contracts. Our software revenue depends upon both incremental sales of software licenses to both new and existing customers and renewals of existing time-based licenses and maintenance contracts. Sales and renewals are also driven by our customers’ usage and budget cycle. Software development services are typically charged either on a time and materials basis or on a fixed fee basis.

3D printed products and services. 3D printed products revenue is derived from our network of 3D printing service centers. Our service centers not only utilize our 3D printing technology to print products but are also full-service operations that provide support and services such as pre-production collaboration prior to printing the product. Revenue from 3D printed products depends upon the volume of products that we print for our customers. Sales of these products are linked to the number of our 3D printing machines that are installed and active worldwide. We have dedicated teams and production lines for industrial applications and medical applications. All medical products require a highly regulated production environment. Whereas both segments use the same 3D printing technologies, the complex combination of our engineering and software solutions in connection with medical applications results in higher margins for our medical applications.

Production of limited runs of highly complex casted metal parts. Casted products revenue is derived from ACTech’s network, with its production unit in Freiberg, Germany. ACTech is utilizing casting technology, including 3D printing technology for mold making, and offers full-service project operations, including project and pre-production collaboration, and high-end complex finishing services.

Cost of Sales

Our cost of sales includes raw materials, external subcontracting services, labor costs, manufacturing overhead expenses, amortization and depreciation and reserves for inventory obsolescence. Our manufacturing overhead expenses include quality assurance, manufacturing engineering, material procurement, inventory control, facilities, equipment and information technology and operations supervision and management.

Research and Development (“R&D”) Expenses

Our research and development activities primarily consist of engineering and research programs associated with our products under development as well as research and development activities associated with our core technologies and processes. Research and development expenses are primarily related to employee compensation, including salary, fringe benefits, share-based compensation and temporary employee expenses. We also incur expenses for software and materials, supplies, costs for facilities and equipment, depreciation, and outside design and outside research support.

Development expenditures on an individual project are recognized as an intangible asset when we can demonstrate:

•	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

•	the intention to complete and the ability to use or sell the asset;

•	how the asset will generate future economic benefits;

•	the availability of resources to complete the asset; and

•	the ability to measure reliably the expenditure during development.

We have determined that the conditions for recognizing internally generated intangible assets from proprietary software, guides and other product development activities are not met until shortly before the products are available for sale, unless either (i) we have strong evidence that the above criteria are met and a detailed business plan is available showing the asset will on a reasonable basis generate future economic benefits or (ii) the development is done based upon specific request of the customer, we have the intention to market the product to parties other than the customer, the development is subject to an agreement and the substance of the agreement is that the customer reimburses us for a significant portion of the development expenses incurred. As such, development expenditures not satisfying the above criteria and expenditures on the research phase of internal projects are recognized in the consolidated income statement as incurred.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of employee compensation, including salary, fringe benefits and share-based compensation for our marketing, sales and business development functions. Other significant expenses include travel, depreciation, product demonstration samples, brochures, websites and trade show expenses.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee compensation, including salary, fringe benefits and share-based compensation for our executive, financial, human resources, information technology support and regulatory affairs and administrative functions. Other significant expenses include outside legal counsel, independent auditors and other outside consultants, insurance, facilities, depreciation and information technologies expenses.

Net Other Operating Income

Net other operating income consists primarily of withholding tax exemptions for qualifying researchers, development and government grants, partial funding of research and development projects, currency exchange results on purchase and sales transactions the amortization of intangible assets from business combinations, write-off of trade receivables, impairment of goodwill and intangible assets, and revaluation income or costs from participations.

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to development costs or another expense, it is recognized as income over the grant period necessary to match the income on a systematic basis to the costs that it is intended to compensate. When the grant relates to the construction of buildings, it is recognized as income over the depreciation period of the related building.

Such grants have been received from the federal and regional governments and from the European Union in the forms of grants linked to certain of its research and development programs, reduced payroll taxes and the financing of the construction of an office building in Leuven, Belgium and in Freiberg, Germany.

Where retention of a government grant is related to assets or to income and dependent on the Company satisfying certain criteria, it is initially recognized as deferred income. When the criteria for retention have been satisfied, the deferred income balance is released to other operating income in the consolidated income statement on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate.

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with.

Financial Expenses

Our financial expenses primarily include costs associated with currency exchange differences, interest payments on our debt and fair value remeasurements of financial instruments measured at fair value through profit and loss.

Critical Accounting Policies and Accounting Estimates

For information regarding our critical accounting policies and accounting estimates, please see lease see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Accounting Estimates” and “—Recent Accounting Pronouncements” of the 2020 Form 20-F.

Other Financial Information

We believe EBITDA and Adjusted EBITDA are meaningful measures to our investors to enhance their understanding of our financial performance. Although EBITDA and Adjusted EBITDA are not necessarily a measure of our ability to fund our cash needs, we understand that it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare our performance with the performance of other companies that report EBITDA or Adjusted EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of our day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. We believe that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

We calculate EBITDA as net profit (loss) plus income taxes, financial expenses (less financial income), depreciation and amortization, and share in loss of joint venture. We calculate Adjusted EBITDA by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBITDA. With respect to segment EBITDA and segment adjusted EBITDA, the same calculation methodology is applied.

Disclosure in this Report on Form 6-K of EBITDA and Adjusted EBITDA, which are non-IFRS financial measures, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, International Financial Reporting Standards (“IFRS”), as adopted by the International Accounting Standards Board. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. Our presentation of EBITDA and Adjusted EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Loss to EBITDA (unaudited) and Adjusted EBITDA (unaudited) on a Consolidated Basis

	For the three months ended March 31,
in 000€	2021	2020
Net profit (loss) for the period	(3,667)	(2,899)
Income tax benefit / (expense)	(155)	457
Financial expenses	4,701	1,820
Financial income	(589)	(500)
Depreciation and amortization	5,081	4,760
Share in loss of joint venture (after tax)	—	39
EBITDA	5,371	3,677
Share-based compensation expense (1)	(415)	(75)
Acquisition-related expenses business combinations (2)	385	—
Adjusted EBITDA	5,341	3,603

(1)	Share-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.
(2)	Acquisition-related expenses of business combinations represent expenses incurred in connection with the acquisition of our option to buy Link3D.

Results of Operations

Comparison of Three Month Periods Ended March 31, 2021 and 2020 (Unaudited)

in 000€

	March 31, 2021	March 31, 2020	Change
Revenue	45,554	46,245	-1.5%
Cost of sales	-20,986	-21,660	-3.1%
Gross profit	24,568	24,585	-0.1%
Research and development expenses	-6,536	-6,527	0.1%
Sales and marketing expenses	-11,310	-12,627	-10.4%
General and administrative expenses	-7,552	-7,197	4.9%
Net other operating income	1,120	683	-99.8%
Operating profit	290	-1,084
Financial expenses	-4,701	-1,820	158.3%
Financial income	589	500	17.8%
Share in loss of joint venture, after tax	—	-39
Profit (loss) before taxes	-3,822	-2,443	56.4%
Income tax benefit / (expense)	155	-457	-133.9%
Net profit (loss) for the period	-3,667	-2,899	26.5%

Comparison of Three Month Periods Ended March 31, 2021 and 2020 by Segment (Unaudited)

in 000€

	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)(2)	Consolidated
For the three month period ended March 31, 2021
Revenues	10,219	16,231	19,114	45,564	(11)	45,553
Segment Adjusted EBITDA	3,429	4,541	(144)	7,826	(2,486)	5,341
Segment Adjusted EBITDA %	33.6%	28.0%	-0.8%	17.2%	—	11.7%
For the three month period ended March 31, 2020
Revenues	9,821	15,645	20,815	46,281	(36)	46,245
Segment Adjusted EBITDA	2,645	2,455	1,118	6,218	(2,615)	3,603
Segment Adjusted EBITDA %	26.9%	15.7%	5.4%	13.4%	—	7.8%

(1)	Unallocated Revenues consist of occasional one-off sales by our core competencies not allocated to any of our segments.
(2)

Unallocated Segment EBITDA consists of corporate research and development, corporate headquarter costs and other operating income (expense), and the added share-based compensation expenses and acquisition related expenses of business combinations that are included in Adjusted EBITDA.

COVID-19 impact on results. During the first quarter of 2021, the global economy continued to be significantly impacted by the novel coronavirus (COVID-19) pandemic, and our consolidated results of operations also continued to be adversely impacted, particularly the results of our Materialise Manufacturing segment. In comparison, the pandemic had only a limited impact on our results for the first quarter of 2020, as a result of many of the initial quarantine and containment measures and restrictions that were implemented in response to COVID-19 having begun in March of that year.

Revenue. Revenue was €45.6 million in the three months ended March 31, 2021 compared to €46.2 million in the three months ended March 31, 2020, a decrease of €0.7 million, or 1.5%.

Revenue by geographical area is presented as follows: (unaudited)

	For the three month period ended March 31,
in 000€	2021	2020
United States of America	13,497	11,881
Americas other than USA	980	1,517
Belgium	1,718	2,421
Germany	5,390	8,308
France	4,445	4,795
Switzerland	3,407	3,225
United Kingdom	2,358	3,417
Italy	3,237	1,747
Netherlands	1,582	1,998
Other Europe	4,116	2,519
Asia Pacific	4,824	4,416
Total	45,554	46,244

Revenue generated in Europe represented 57.6% of total revenue in the three months ended March 31, 2021, compared to 61.5% in the three months ended March 31, 2020. Revenue generated throughout the Americas represented 29.6% of total revenue in the three months ended March 31, 2021, compared to 25.7% in the comparative period 2020. Revenue generated in Asia Pacific represented 10.6% of total revenue in the three months ended March 31, 2021, compared to 9.5% in the three months ended March 31, 2020.

The relative weighting of our revenues generated from the Americas and to a lesser extent from the Asia-Pacific region increased compared to our revenues from Europe & Africa. In general, economic market conditions improved in the Americas and Asia-Pacific region, while the European region’s economic activity remained at a lower level. In particular, the increase in revenues from the Americas region was mainly due to the increase of revenue from medical services and devices.

Revenue from our Materialise Software segment increased 4.1% to €10.2 million for the first quarter of 2021 compared to €9.8 million for the same period in 2020, representing an increase of €0.4 million. Recurrent revenue, consisting of limited license fees and maintenance fees, decreased 6.3% from same period in 2020. Non-recurrent revenue, mainly consisting of perpetual fees, increased 20%, driven by new perpetual licenses fees. Deferred revenue from license and maintenance fees grew an additional €0.5 million.

Revenue from our Materialise Medical segment increased 3.7% to €16.2 million for the first quarter of 2021 compared to €15.6 million for the same period in 2020, representing an increase of €0.6 million. Revenue from medical device solutions increased 3.2%, with growth from both partner and direct sales. Revenue from medical software sales grew 4.9% and accounted for 32% of the segment’s revenue. Recurrent revenues from annual and renewed licenses and maintenance fees represented 87% of total medical software revenues in the three months ended March 31, 2021, compared to 75% in the three months ended March 31, 2020.

Revenue from our Materialise Manufacturing segment was €19.1 million for the first quarter of 2021, a decrease of 8.2% compared to €20.8 million for the first quarter of 2020. The first quarter of 2021 included the fully consolidated results of RS Print, which contributed €1.3 million. This segment’s revenue has reported sequential, quarterly growth since the third quarter of 2020 and we saw increased order intake during the first quarter of 2021 from the automotive and industrial sector in general, and in our ACTech and fixtures business lines in particular. Despite these positive trends, revenues decreased relative to the segment’s first quarter 2020 pre-pandemic levels.

For the first quarter of 2021, Materialise Software accounted for 22% of our total revenue, Materialise Medical for 36% and Materialise Manufacturing for 42%.

Cost of sales. Cost of sales was €21.0 million in the three months ended March 31, 2021, compared to €21.7 million in the three months ended March 31, 2020, a decrease of €0.7 million, or 3.1%. This decrease in cost of sales resulted from our decreased revenue and from improved productivity, mainly in our Materialise Medical segment.

Gross profit. Gross profit was €24.6 million in the three months ended March 31, 2021, compared to €24.6 million in the prior year period. Gross profit margin (gross profit divided by our revenue) grew to 53.9% from 53.2%. This margin improvement was due to both the increased revenue and improved productivity of our Materialise Medical segment, which more than offset the negative impact of our Material Manufacturing segment, where the cost of unused capacity weighed on the margin.

Research and development, or R&D, sales and marketing, or S&M, and general and administrative, or G&A, expenses. R&D, S&M and G&A expenses decreased, in the aggregate, €1.0 million, or 3.6%, to €25.4 million in the three months ended March 31, 2021 from €26.4 million in the three months ended March 31, 2020. This decrease was mainly attributable to a decrease in S&M expenses of €1.3 million, or 10.4%. G&A expenditures increased by 4.9% and included €1.1 million of the roll-out of our ongoing internal digital transformation project, which will include a new e-commerce portal and new customer relationship management (or CRM) and enterprise resource planning (or ERP) systems. R&D expenses amounted to €6.5 million at the same level as the 2020 first quarter, consistent with our stated strategy.

Net other operating income/(expenses). Net other operating income was €1.1 million for the first quarter of 2021 compared to €0.7 million for the first quarter of 2020. This quarter’s result included income from R&D related tax credits and exemptions and development and government grants of €1.3 million in total, and amortization of intangible assets from business combinations of €0.4 million. The increase primarily reflected an improvement of €0.3 million of our provision for doubtful receivables to €0.0 million the first quarter of 2021, from €(0.3) million in the first quarter of 2020.

Net financial expense (financial expenses and financial income). The Net financial expense increased to €4.1 million in the three months ended March 31, 2021 from €1.3 million in the three months ended March 31, 2020. This quarter’s result included a €3.2 million downward remeasurement of the fair value of our loan to Ditto Technologies Inc. Events and circumstances arose in the course of March and April 2021 that have caused Ditto to no longer meet the criteria to be able to draw under Ditto’s credit facility with us, and that have created uncertainty about Ditto’s ability to repay the previously extended loans and accrued interest. Management reflected these events and circumstances in the determination of the fair value of the convertible note receivables at March 31, 2021. Ditto is addressing this situation, but we currently have insufficient visibility on the nature and outcome of these initiatives. This fair value remeasurement does not impact our continuing belief in the technology platform that Ditto has built, and in the potential of the collaboration between Ditto and us.

Income tax benefit / (expense). The first quarter of 2021 contained income tax income of €0.2 million, compared to an income tax expense of €0.5 million in the first quarter of 2020.

Net loss for the period. As a result of the factors described above, the net loss for the quarter was €3.7 million for the three months ended March 31, 2021, compared to a net loss of €2.9 million for the comparable 2020 period.

Adjusted EBITDA. Adjusted EBITDA increased 48.2% to €5.3 million for the three months ended March 31, 2021 from €3.6 million for the three months ended March 31, 2020. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the first quarter of 2021 increased to 11.7% from 7.8% for the first quarter of 2020. This increase was due to reduced variable costs and improved productivity, as well as the many cost-saving initiatives we implemented in the course of 2020. We achieved these increases, notwithstanding our significant R&D expenses and our continued investment in our internal digital transformation program.

Our Materialise Software segment EBITDA increased 30% to €3.4 million in the three months ended March 31, 2021 compared to €2.6 million in the three months ended March 31, 2020. The increase was due to 4% revenue growth and cost containment measures resulting in a 10% decrease in S&M and G&A expenses, which were offset by an 13% increase in R&D expenses. The segment EBITDA margin (segment EBITDA divided by segment revenue) was 33.6% during the first quarter of 2021 compared to 26.9% the first quarter of 2020.

Our Materialise Medical segment EBITDA increased 85% to €4.5 million in the three months ended March 31, 2021 from €2.5 million in the three months ended March 31, 2020. The segment EBITDA margin increased to 28% from 16%, as a result of continued revenue growth, productivity improvements and lower operating expenses. We achieved these increases while continuing our investments in our R&D programs.

Our Materialise Manufacturing segment EBITDA was €(0.1) million in the three months ended March 31, 2021, compared to €1.1 million for the comparable period of 2020. Despite the positive impacts of lower variable costs and continued labor cost reduction efforts during the quarter, the gross profit of the segment was significantly negatively affected by the fixed costs of unused capacity.

Reconciliation of Net Loss to Segment EBITDA (Unaudited)

	For the three months ended March 31,
in 000€	2021	2020
Net profit (loss) for the period	(3,667)	(2,899)
Income tax benefit / (expense)	(155)	457
Financial expenses	4,701	1,820
Financial income	(589)	(500)
Share in loss of joint venture after tax	—	39
Operating profit	290	(1,083)
Depreciation and amortization	5,081	4,760
Corporate research and development	692	747
Corporate headquarter costs	2,618	2,368
Net other operating (income) expense	(855)	(575)
Segment EBITDA	7,826	6,218

B.	Liquidity and Capital Resources

Prior to our initial public offering, we historically funded our operations principally from cash generated from operations and borrowings. On June 30, 2014, we completed our initial public offering of 8,000,000 American depositary shares (ADSs) at a public offering price of $12.00 per ADS, and received net proceeds of approximately $88.3 million. On July 19, 2018, we completed a private placement of 1,953,125 newly issued ordinary shares to BASF Antwerpen for gross proceeds of approximately $25 million. On July 27, 2018, we sold 3,450,000 ADSs in our follow-on public offering at a public offering price of $13.00 per ADS, and received net proceeds of approximately $40.2 million. As we continue to grow our business, we envision funding our operations through multiple sources, including the remaining proceeds from our initial public offering, our private placement to BASF Antwerpen and our follow-on offering, and future earnings and cash flow from operations and borrowings. We may also seek to raise additional capital from offerings of our equity or debt securities on an opportunistic basis when we believe there are suitable opportunities for doing so.

We expect our main uses of cash in the future will be funding our business operations, capital expenditures and loan reimbursements, acquisitions and partnerships. We believe that we will have sufficient liquidity to satisfy the operating requirements of our business through the next 12 months.

Our liquidity plans are subject to a number of risks and uncertainties, including those described in the section of the 2020 Form 20-F titled “Item 3. Key Information—D. Risk Factors,” some of which are outside of our control. Macro-economic conditions, including the impact of the COVID-19 pandemic on the global economy, could hinder our business plans, which could, in turn, adversely affect our financing strategy.

Cash Flows

The table below summarizes our cash flows from operating activities, investing activities and financing activities for the three-month periods ended March 31, 2021 and 2020.

	For the three month period ended March 31,
	2021	2020
	(unaudited)
In 000€
Net cash flow from operating activities	4,231	7,237
Net cash flow used in investing activities	(2,949)	(3,275)
Net cash flow used in financing activities	(5,384)	(4,381)
Net increase/(decrease) of cash and cash equivalents	(4,102)	(383)

Comparison of Three Months Ended March 31, 2021 and 2020

Cash flow from operating activities for the first quarter of 2021 was €4.2 million compared to €7.3 million for the same period in 2020. During the first quarter of 2021, our operating cash flow consisted of consolidated EBITDA of €5.1 million, while our working capital decreased €0.9 million as result of increased investment. During the first quarter of 2020, consolidated EBITDA was €3.4 million, and our working capital increased €3.9 million.

Cash flow used in investing activities for the first quarter of 2021 was €2.9 million, compared to €3.3 million for the same period in 2020. Total capital expenditures for the first quarter of 2021 amounted to €2.0 million, and were not financed. In the first quarter of 2020, total capital expenditures were €3.0 million. The decrease was primarily due to a €1.3 million decrease in capital expenditures relating to property, plant and equipment. Total loans granted during the first quarter of 2021 amounted to €1.1 million, primarily related to our collaborations with Ditto and Link3D. Proceeds from sales of assets during the first quarter of 2021 were €0.2 million.

Net cash flow used for financing activities was €5.4 million in the three months ended March 31, 2021 compared to €4.4 million in the three months ended March 31, 2020. During the first quarter of 2021, cash flow used in financing activities consisted of loans and leases reimbursements of €5.0 million, and net interest expenses of €0.4 million.

Investments in Property, Plant and Equipment and Intangible Assets

The table below describes our investments in property, plant and equipment and intangible assets for the three months ended March 31, 2021:

For the three month period ended March 31, 2021
(unaudited)
in 000€
Purchase of property, plant and equipment	(1,242)
Purchase of intangible assets	(768)
Total	(2,010)

Indebtedness

At March 31, 2021, we had cash and cash equivalents of €107.6 million compared to €111.6 million at December 31, 2020. Gross borrowing and lease debt amounted to €110.5 million at March 31, 2021, compared to €115.1 million at December 31, 2020. As a result, our net debt position (gross debt less cash and cash equivalents) was €(3.0) million at March 31, 2021, an improvement of €0.6 million compared to December 31, 2020. At March 31, 2021, €19.2 million of our loan and lease debt was classified as a current liability.

The following table sets forth our principal indebtedness as of March 31, 2021 (unaudited):

As of March 31
in 000€	2021
K€35,000 EIB bank loan	34,167
K€28,000 acquisition bank loan	17,869
K€18,000 secured bank loans	16,908
K€12,300 bank loans ACTech	9,893
K€9,050 other facility loans	2,512
Bank investment loans - top 20 outstanding	16,289
Bank investment loans - other	2,487
Lease liabilities	10,017
Institutional loan	235
Related party loan	150
Total loans and borrowings	110,527
Current	19,169
Non-Current	91,358

For a description of the terms of certain of our existing principal indebtedness, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness” of the 2020 Form 20-F.

Material Unused Sources of Liquidity

At March 31, 2021, we had cash and cash equivalents of €107.6 million. We had no undrawn lines of credit at March 31, 2021.

Transfers from Subsidiaries

The amount of dividends payable by our subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, China has very specific approval regulations for all capital transfers to or from the country, certain capital transfers to and from Ukraine are subject to obtaining a specific permit and current legislation in Brazil permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. Dividends paid to us by certain of our subsidiaries may also be subject to withholding taxes in certain jurisdictions. Of our cash and cash equivalents held outside of Belgium as of March 31, 2021, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law, or the transfer of which would have been subject to prior approval that was beyond our control, was in each case immaterial.

C.	Research and Development, Patents and Licenses

For both the three months ended March 31, 2021 and 2020, our research and development expenses amounted €6.5 million, and were 14.3% and 14.1% of our revenue, respectively. For more information regarding our research and development program, see “Item 4. Information on the Company—B. Business Overview—Research and Development” of the 2020 Form 20-F.

D.	Trend Information

The COVID-19 pandemic has continued to impact our financial performance for the three months ended March 31, 2021. However, the pandemic’s continued trajectory remains highly uncertain and we cannot predict the duration and severity of the pandemic and its containment measures.

Based on our current assessment of the COVID-19 pandemic, we have considered various hypothetical scenarios on how our business, results of operations and financial condition could be impacted during the remaining three quarters of 2021 and beyond. In these scenarios, we take the general view, but without any certainty as we are reviewing the situation constantly, that our business will continue to be impacted during the remainder of 2021, and our revenue may gradually grow sequentially, as the COVID-19 crisis subsides. However, in the current situation, in view of the many uncertainties of this unprecedented crisis, we find it hard to gain any visibility beyond the second quarter of 2021.

In our Materialise Software segment, we believe that an important part of the software sales of this segment remain, at least temporarily, at risk. A significant portion of the sales of this segment comes from parties that either sell or use 3D printing systems. The weakness of the 3D printing industry in general, including the macro-economic market circumstances of the automotive and aerospace industries in particular, is expected to continue weighing negatively on 3D printing system sales and thus also on our software sales.

In our Materialise Medical segment, we design, produce and sell customized implants, surgical guides and models as well as visualization and planning software to research institutes, universities, medical device companies and hospitals. A significant percentage of this segment’s revenue stems, directly or indirectly, from elective surgeries, almost all of which are now being postponed due to the U.S. Centers for Disease Control and Prevention, or CDC, guidelines, which require hospitals to prioritize preparation and response to the pandemic. As a result, these revenues (and at least the timing thereof) remain uncertain, which may result in a limitation of sales of this segment, definitely in the second quarter of 2021, and possibly in the next quarters as well, depending on when the vaccination of the population in the countries we operate, will have relieved the hospitals.

Our Materialise Manufacturing segment operates as part of the overall manufacturing sector in Europe, which includes subsectors such as automotive, aviation, machine parts and consumer products, all of which are heavily impacted by the coronavirus crisis. We now expect a slow recovery as from the second quarter of 2021, to the extent that the COVID-19 pandemic subsides and industrial sectors are faring better.

Although we were not impacted during the first quarter of 2021 by an increase of bad debt, or major delays in trade payments, we cannot exclude that some of our customers may experience liquidity problems due to the protracted pandemic, and that we will not be able to adjust and align all of our costs according to the expected decrease of revenue. We experienced the negative effects of this crisis on our revenues in the first quarter of 2021. In these analyses, we considered a continued negative impact in the second quarter of 2021, and only a gradual and partial recovery in the third and fourth quarter of this year. From these analyses, we conclude that (according to the currently most likely scenarios), the going concern principle should be maintained, and that the principle financial covenants of our credit facilities will not be violated in 2021. We believe that the expected situation does not impact the current valuation of our inventories, investments, intangible assets (including goodwill), long-lived assets, or our debt.

While we continue to monitor the situation regularly, we believe that eventually the 3D printing industry will recover and may even come out of this crisis stronger, as the crisis appears to be underscoring certain advantages of the 3D printing technology, in particular its flexibility in terms of part design, speed, production of smaller strategic batches and localization. Therefore, while we try to adjust our costs and capital spending in proportion to the short term reduction of our revenues, we currently take the view that these cost and spending reductions should, where possible, be as moderate and temporary as possible, since we believe that continued innovation during the current crisis may give us a competitive advantage going forward. This strategy involves significant risks, including risks in terms of its impact on our cash position, and as the crisis lasts longer, we may not be able to sustain this strategy and it might have negative implications for our long term competitive position.

Notwithstanding our current assessment of the potential impact of the COVID-19 pandemic on our business, financial condition and results of operations, we cannot predict with certainty the impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the 3D printing software and services markets, our sales, the availability and price of our products, and the extent to which our business may be materially and adversely affected. For more information regarding the risks of the COVID-19 pandemic, see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business” in our 2020 Form 20-F. In addition, see “G. Safe Harbor” of this Report on Form 6-K.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

Our contractual obligations and commitments as of December 31, 2020 are summarized in the 2020 Form 20-F. For more information, please see “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” of the 2020 Form 20-F.

There were no material changes in the nature of our contractual obligations and commitments between December 31, 2020 and March 31, 2021.

In addition, in relation to our property, plant and equipment, we had no committed expenditures as of March 31, 2021.

G.	Safe Harbor

This Report on Form 6-K includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “aims,” or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements appear in a number of places throughout this Report on Form 6-K and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our intellectual property position, research and development projects, acquisitions, results of operations, cash needs, spending of the remaining net proceeds from our initial public offering, capital expenditures, financial condition, liquidity, prospects, growth and strategies, regulatory approvals and clearances, the markets and industry in which we operate and the trends and competition that may affect the markets, industry or us. In particular, under “D. Trend Information” of this Report on Form 6-K, we discuss, based on our current assessment of COVID-19 pandemic, how our business, results of operations, and financial condition could be impacted during the remainder of the year 2021 and beyond.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Report on Form 6-K, we caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of our forward-looking statements are subject to risks and uncertainties that may cause our actual results to differ materially from our expectations.

Actual results could differ materially from our forward-looking statements due to a number of factors, including, without limitation, risks related to:

•	our ability to enhance and adapt our software, products and services to meet changing technology and customer needs;

•	fluctuations in our revenue and results of operations;

•	impacts on our business, financial condition and results of operations from the current global health crisis related to the COVID-19 pandemic;

•	our ability to operate in a highly competitive and rapidly changing industry;

•	our ability to adequately increase demand for our products and services;

•	our collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third parties;

•	our ability to integrate acquired businesses or technologies effectively;

•	our dependence upon sales to certain industries;

•	our relationships with suppliers;

•	our ability to attract and retain senior management and other key employees;

•	any disruptions to our service center operations, including by accidents, natural disasters or otherwise;

•	our ability to raise additional capital on attractive terms, or at all, if needed to meet our growth strategy;

•	our ability to adequately protect our intellectual property and proprietary technology;

•	our international operations;

•	our ability to comply with applicable governmental laws and regulations to which our products, services and operations are subject; and

•	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors” in the 2020 Form 20-F.

Any forward-looking statements that we make in this Report on Form 6-K speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this Report on Form 6-K or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this Report on Form 6-K.

You should also read carefully the factors described in “Item 3. Key Information—D. Risk Factors” in the 2020 Form 20-F and elsewhere in the 2020 Form 20-F to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Report on Form 6-K will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.

EXHIBIT INDEX

Exhibit	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements of Materialise NV for the three month period ended March 31, 2021 and 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name: Wilfried Vancraen
Title: Chief Executive Officer

Date: June 9, 2021